UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING NAD/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission File Number: 001-35210
HC2 Holdings, Inc. (NYSE MKT) (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
450 Park Ave., 30th Floor, New York, NY, 10022; (212) 235-2690
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, $0.001 par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR 240.12d2-2(a)(1)
☐	17CFR 240.12d2-2(a)(2)
☐	17CFR 240.12d2-2(a)(3)
☐	17CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, HC2 Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 22, 2017	By:	/s/ Michael J. Sena
Date		Michael J. Sena
Chief Financial Officer